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                     May 24, 2024

       Rongrong Dai
       Chief Financial Officer
       Green Giant Inc.
       6 Xinghan Road, 19th Floor
       Hanzhong City
       Shaanxi Province, PRC 723000

                                                        Re: Green Giant Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Filed December 28,
2023
                                                            File No. 001-34864

       Dear Rongrong Dai:

               We issued comments to you on the above captioned filing on April 26, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 10, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact William Demarest at 202-551-3432, Isaac Esquivel at 202-551-3395,
       Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction